Exhibit 2

FOR IMMEDIATE RELEASE	29 November 2011

WPP PLC (“WPP”)

WPP acquires The Glover Park Group in the US

WPP announces that it has agreed to acquire the stock of The Glover Park Group (“GPG”), a leading independent strategic communications firm, subject to regulatory approval.

Founded in 2001, The Glover Park Group employees 140 people, and has become one of the fastest growing and most respected firms in the country. Headquartered in Washington, DC and with offices in New York, Los Angeles and Boulder, CO, GPG offers their clients a suite of fully integrated services including public affairs, media relations, government affairs, opinion research, crisis communications, digital strategy, corporate reputation, advertising and brand positioning.

GPG’s total assets as of September 30, 2011 were approximately US$75 million.

In joining the roster of WPP’s Public Relations/Public Affairs companies, GPG bolsters the depth of talent and reach of those businesses. WPP’s brands in the sector include Hill & Knowlton, Ogilvy Public Relations, Burson-Marsteller, Cohn & Wolfe, RLM Finsbury, Buchanan, Hering Schuppener, and Clarion Communications, amongst others. As a group they account for almost 10% of WPP’s revenue.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204